================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 11-K

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
              ACT OF 1934

              FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

          [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
              EXCHANGE ACT OF 1934

                            COMMISSION NUMBER 0-19791

          FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:


                 USF PROCESSORS EMPLOYEES' 401K RETIREMENT PLAN

          NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:


                                 USF CORPORATION
                       8550 W. BRYN MAWR AVENUE, SUITE 700
                                CHICAGO, IL 60631


================================================================================

                 USF PROCESSORS EMPLOYEES' 401K RETIREMENT PLAN
                                    FORM 11-K

                      FOR THE YEAR ENDED DECEMBER 31, 2002


                              REQUIRED INFORMATION

                        FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 2002 AND 2001

The following financial statement, supplementary schedules and exhibits are filed as part of this Annual Report on Form 11-K of the USF Processors Employees' 401K Retirement Plan.

                                TABLE OF CONTENTS


1.  Report of Independent Public Accountants

2.  Financial Statement
       -Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001

       -Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2002 and 2001

3.  Notes to Financial Statements and Schedules

4.  Schedule Supporting Financial Statements:
       Schedule H, Line 4i--Schedule of Assets (Held at End of Year)-- December 31, 2002

5.  Consent of Independent Auditors (Exhibit 23)

All schedules, except as set forth above, are omitted as not applicable or not required, or the required information is included in the financial statements or notes thereto.

The following documents, filed with the Securities and Exchange Commission, are incorporated by reference herein:

Form S-8 Registration Statement No. 33-57634 filed January 28, 1993 and
    Prospectus dated January 28, 1993 covering 315,000 shares of Common Stock of USF Corporation pursuant to the USF Processors Employees' 401K Retirement Plan.

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee, which administers the USF Processors Employees' 401K Retirement Plan, has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.




                                                  USF PROCESSORS EMPLOYEES' 401K
                                                  RETIREMENT PLAN

                                                  By a Member of the Plan
                                                  Committee administering the
                                                  USF Processors Employees' 401K
                                                  Retirement Plan



                                                  /s/ Gerard M. Klaisle
                                                  ------------------------------
                                                      Gerard M. Klaisle



Date:  June 26, 2003

INDEPENDENT AUDITORS' REPORT


To the Plan Administrative Committee of
the USF Processors Employees' 401K Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of USF Processors Employees' 401K Retirement Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
Deloitte & Touche LLP



June 3, 2003

USF PROCESSORS EMPLOYEES' 401K RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

ASSETS                                         2002              2001
INVESTMENTS-AT FAIR VALUE (Note 3)          $2,121,689        $2,338,844

RECEIVABLES:
  Participant contributions                                       18,036
  Company contributions                                            4,116
                                            ----------        ----------

         Total receivables                                        22,152
                                            ----------        ----------
NET ASSETS AVAILABLE FOR BENEFITS           $2,121,689        $2,360,996
                                            ==========        ==========


See notes to financial statements.

USF PROCESSORS EMPLOYEES' 401K RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------



CONTRIBUTIONS:
  Participants                                        $   428,994
  Company                                                  93,437
                                                      -----------

          Total contributions                             522,431

INVESTMENT INCOME (LOSS):
  Dividend and interest income                             29,300
  Net depreciation in fair value of investments          (424,771)
                                                      -----------

          Total investment loss                          (395,471)

DEDUCTIONS:
  Benefits paid to participants                          (366,267)
                                                      -----------

           Net change                                    (239,307)


NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                     2,360,996
                                                      -----------

  End of year                                         $ 2,121,689
                                                      ===========


See notes to financial statements.

USF PROCESSORS EMPLOYEES' 401K RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2002 AND 2001 AND FOR THE YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following description of USF Processors Employees' 401K Retirement Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan provisions may be found in the Plan document.

      GENERAL--The Plan is a defined contribution plan sponsored by USF Processors, Inc. (formerly Processors Unlimited Company, Limited) (the "Company"), the sponsor of the Plan, under provisions of Section 401(a) of the Internal Revenue Code ("IRC"). The Plan covers substantially all employees of the Company who have at least one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      PLAN ADMINISTRATION--The Plan is administered by the Company. Plan assets were held by Fidelity Management Trust Company ("Fidelity") as Trustee for the years ended December 31, 2002 and 2001.

      ELIGIBILITY--Participants become eligible to enter the plan on the date the participant completes a qualifying year of service.

      CONTRIBUTIONS--Each year, participants may contribute up to 50 percent of their pretax annual compensation, as defined in the Plan. The Company may contribute a matching contribution at the discretion of the Company's board of directors. Contributions are subject to certain Internal Revenue Code limitations.

      INVESTMENT OPTIONS--Participants direct the investment of their account balances and contributions into various investment options offered by the Plan. The Plan currently offers eighteen mutual funds, one managed income portfolio, and a unitized stock fund consisting of cash and common stock of USF Corporation (of which the Company is a wholly owned subsidiary) as investment options for participants.

      VESTING--Participants are vested immediately in their contributions and the Company's contributions plus actual earnings thereon.

      PAYMENT OF BENEFITS--Upon termination of service due to death, disability, retirement, or financial hardship, the participant or their beneficiary is entitled to distribution of his or her account through an elected distribution method made by the participant in accordance with the Plan's provisions.

      PARTICIPANT ACCOUNTS--Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, if any, and allocations of Plan earnings, and charged with an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      LOANS TO PARTICIPANTS--Subject to such rules and limitations as may be established from time to time, participants are allowed to borrow from employee deferral contributions, rollover accounts, or any after-tax deferrals in their account subject to a limit of the lesser of 50% of their vested account balance, or $50,000. The interest rate on loans is the prime rate reported in The Wall Street Journal in effect on the last day of the month preceding the loan request. Loan repayments are made by payroll deductions, generally over a period not to exceed five years at the election of the participant, with the exception of principal residence loans, which may be extended over a longer period.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF PRESENTATION--The accompanying financial statements are prepared on the accrual basis of accounting.

      USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

      VALUATION OF INVESTMENTS AND INCOME RECOGNITION--Cash equivalents are stated at cost, which approximates market value. The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      ADMINISTRATIVE EXPENSES-- The Company pays all administrative expenses of the Plan, except for administrative fees related to servicing participant loans and broker fees. The investment income of the trust is net of any investment advisory fees charged by the managers.

      BENEFIT PAYMENTS--Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who elected to withdraw from the plan but were not yet paid at December 31, 2002 and 2001.

3.    INVESTMENTS

      The Plan's investments are shown below. Investments that represent five percent or more of the Plan's net assets available for benefits as of December 31, 2002 and 2001 are marked with an asterisk:


                                                       2002                   2001
Fidelity Magellan Fund                            $   377,946    *        $   425,852     *
Fidelity Equity Income Fund                           118,316    *            118,591     *
Fidelity Growth Company Fund                          361,466    *            470,102     *
Fidelity Intermediate Bond Fund                       105,952                 106,301
Fidelity Blue Chip Growth Fund                        359,245    *            431,781     *
Fidelity Asset Manager                                 73,963                  57,509
Fidelity Diversified International Fund                 1,301                     104
Fidelity Freedom Income                                    19
Fidelity Freedom 2000                                     137
Fidelity Freedom 2010                                   2,587
Fidelity Freedom 2020                                  16,999                  10,540
Fidelity Freedom 2030                                   9,775                   4,586
Fidelity Freedom 2040                                   1,636
Fidelity Retirement Money Market Portfolio            474,850    *             500,095    *
Fidelity Managed Income Portfolio                      39,272                  29,932
Fidelity Spartan U.S. Equity Index Fund                 7,135                     104
PIMCO Total Return Fund-Administrative Class           10,157                  20,050
Franklin Small-Mid Cap Growth Fund                      5,149                     108
Neuberger Berman Genesis Fund-Trust Class              28,306                   5,864
USF Corporation Unitized Stock Fund                    67,832                  63,406
Participant loans                                      59,646                  93,919
                                                  -----------             -----------
Total                                             $ 2,121,689             $ 2,338,844
                                                  ===========             ===========

      During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by:

Mutual funds:
Fidelity Magellan Fund                              $ (108,107)
Fidelity Equity Income Fund                            (25,051)
Fidelity Growth Company Fund                          (161,406)
Fidelity Intermediate Bond Fund                          4,448
Fidelity Blue Chip Growth Fund                        (114,794)
Fidelity Asset Manager                                  (7,468)
Fidelity Diversified International Fund                    (91)
Fidelity Freedom Income                                     (0)
Fidelity Freedom 2000                                       (3)
Fidelity Freedom 2010                                     (112)
Fidelity Freedom 2020                                   (2,000)
Fidelity Freedom 2030                                   (1,293)
Fidelity Freedom 2040                                     (117)
Fidelity Retirement Money Market Portfolio
Fidelity Managed Income Portfolio
Fidelity Spartan U.S. Equity Index Fund                 (1,397)
PIMCO Total Return Fund-Administrative Class                80
Franklin Small-Mid Cap Growth Fund                        (962)
Neuberger Berman Genesis Fund-Trust Class               (1,264)

Stock:
USF Corporation Unitized Stock Fund                     (5,234)
                                                    ----------

Total                                               $ (424,771)
                                                    ==========



4.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

5.    RELATED-PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

      Certain Plan investments are shares of the common stock of USF Corporation. USF Corporation is the parent company of the Plan Sponsor, USF Processors, Inc. and, therefore, these transactions qualify as party-in-interest transactions.

      Certain Plan investments are loans to employees of the Plan Sponsor, USF Processors, Inc., and, therefore, these transactions qualify as party-in-interest transactions.

      William N. Weaver, one of USF Corporation's directors, is a member of the law firm of Sachnoff & Weaver, Ltd. an Illinois professional corporation. Sachnoff & Weaver has acted and continues to act as outside counsel to USF Corporation, the parent company of the Plan Sponsor, USF Processors Inc regarding certain matters related to the Plan. USF Corporation, as the parent company of the Plan Sponsor, USF Processors Inc., believes that the legal fees billed to it regarding the Plan for such services were at market rates.

6.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated June 6, 2003, that the Plan and related trust were designed in accordance with applicable regulations of the Internal Revenue Code. The Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related Trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                     ******

USF PROCESSORS EMPLOYEES' 401K RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002
--------------------------------------------------------------------------------

    IDENTITY OF ISSUE, BORROWER,                   DESCRIPTION OF INVESTMENT, INCLUDING                         CURRENT
         OR SIMILAR PARTY                             MATURITY DATE, RATE OF INTEREST                            VALUE
* Fidelity Management Trust Company               Fidelity Magellan Fund                                       $ 377,946
* Fidelity Management Trust Company               Fidelity Equity Income Fund                                    118,316
* Fidelity Management Trust Company               Fidelity Growth Company Fund                                   361,466
* Fidelity Management Trust Company               Fidelity Intermediate Bond Fund                                105,952
* Fidelity Management Trust Company               Fidelity Blue Chip Growth Fund                                 359,245
* Fidelity Management Trust Company               Fidelity Asset Manager                                          73,963
* Fidelity Management Trust Company               Fidelity Diversified International Fund                          1,301
* Fidelity Management Trust Company               Fidelity Freedom Income                                             19
* Fidelity Management Trust Company               Fidelity Freedom 2000                                              137
* Fidelity Management Trust Company               Fidelity Freedom 2010                                            2,587
* Fidelity Management Trust Company               Fidelity Freedom 2020                                           16,999
* Fidelity Management Trust Company               Fidelity Freedom 2030                                            9,775
* Fidelity Management Trust Company               Fidelity Freedom 2040                                          474,850
* Fidelity Management Trust Company               Fidelity Retirement Money Market Portfolio                      39,272
* Fidelity Management Trust Company               Fidelity Managed Income Portfolio                                7,135
* Fidelity Management Trust Company               Fidelity Spartan U.S. Equity Index Fund                         10,157
* Fidelity Management Trust Company               PIMCO Total Return Fund-Administrative Class                     5,149
* Fidelity Management Trust Company               Franklin Small-Mid Cap Growth Fund                              28,306
* Fidelity Management Trust Company               Neuberger Berman Genesis Fund-Trust Class                       67,832
* USF Corporation                                 USF Corporation Unitized Common Stock Fund                       1,636
* Participant loans                               Participant loans (maturing 2003 to 2007 at
                                                  interest rates of 4.25% - 8.00)                                 59,646
                                                                                                             -----------
                                                                                                             $ 2,062,043
                                                                                                             ===========


* Permitted party in interest.

                                            EXHIBIT INDEX

Exhibit
Number

23          Consent of Deloitte & Touche LLP

99 Certification Pursuant to 18 U.S.C. Section 1350 furnished as an exhibit to this Annual Report.